I. Disposal of Treasury Stock

A. Total number of shares to be disposed (shares)

1. Common Stock : 2,594

B. Estimated aggregate disposal price (Won)

1. Common Stock : 92,994,900

C. Disposal period

1. Beginning period : March 3, 2009

2. Ending period : March 3, 2009

D. Purpose of disposal : To make long-term incentive payments to directors
E. Details of treasury stock before disposal

1. Direct holdings (shares)

a. Common stock : 70,241,234

b. Ratio(%) : 25.68%

2. Holdings through trust contract (shares)

a. Common stock : 1,259,170

b. Ratio (%) : 0.46%

F. Date of board resolution : February 24, 2009
G. Attendance of outside directors:

1. Present (no.) : 4

2. Absent (no.) : 1

H. Attendance of auditors : present
I. Other relevant matters : Estimated aggregate disposal price above was calculated based on the closing price of our common stock one day prior to the date of board resolution, which was Won 38,850 per share

II. Audit Opinion and Financial Information
A. Relevant Fiscal Years	FY2008	FY2007
1. Audit Opinion	Unqualified	Unqualified
2.Balance Sheet Data (Won)
- Total Assets	18,684,921,825,944	17,917,181,094,578
- Total Liabilities	9,853,032,558,495	9,057,288,470,492
- Total Stockholders’ Equity	8,831,889,267,449	8,859,892,624,086
- Capital Stock	1,560,998,295,000	1,560,998,295,000
- Total Stockholders’ Equity/Capital Stock (%)	565.8%	567.6%
3. Income Statement Data (Won)
- Revenues	11,784,834,567,745	11,936,381,370,277
- Operating Income	1,113,388,647,126	1,433,721,700,437
- Net Income before Income Taxes	560,045,029,106	1,274,725,261,074
- Net Income	449,809,735,316	981,967,457,522
B. Name of auditor	Deloitte Anjin LLC
C. Date of submission of audit report	February 27, 2009
D. Subject to submission of consolidated financial statements	Yes
E. Other matters to be considered in making investment decisions	Above figures are subject to change as a result of the Annual General Meeting of Shareholders scheduled to be held on March 6, 2009

III. Issuance of Bonds
A. Issuance of KRW 40 Billion Notes due 2012

Issue Number : 175-1

1.	Aggregate principal amount: KRW40,000,000,000

2.	Issue price: 100.0%

3.	Class of notes: KRW denominated unsecured notes

4.	Maturity date: February 27, 2012

5.	Coupon rate: 4.80%

6.	Yield to maturity: 4.80%

7.	Issue date: February 27, 2009

8.	Interest payment method: payable quarterly in arrear on May 27, August 27,

November 27 and February 27 of each year starting in year 2009

9.	Method of principal payment: payment on maturity date at 100%

10.	Underwriter: NH Investment and Securities

B. Issuance of KRW 360 Billion Notes due 2014

Issue Number : 175-2

1.	Aggregate principal amount: KRW360,000,000,000

2.	Issue price: 100.0%

3.	Class of notes: KRW denominated unsecured notes

4.	Maturity date: February 27, 2014

5.	Coupon rate: 5.47%

6.	Yield to maturity: 5.47%

7.	Issue date: February 27, 2009

8.	Interest payment method: payable quarterly in arrear on May 27, August 27,

November 27 and February 27 of each year starting in year 2009

9.	Method of principal payment: payment on maturity date at 100%

10.	Underwriter: NH Investment and Securities